Filed Pursuant to Rule 433
Registration No. 333-138986
January 19, 2007
NAVISITE, INC.
FREE WRITING PROSPECTUS
8,654,349 SHARES OF COMMON STOCK

Issuer:	NaviSite, Inc.

Security:	8,654,349 shares of common stock.

Over-Allotment Option:	1,298,151 shares of common stock.

Public Offering Price:	$4.50 per share.

Trade Date:	January 19, 2007.

Settlement Date:	January 24, 2007.

Underwriting Commissions:	$2,434,036.

Use of Proceeds:	NaviSite will not receive any proceeds from the sale of shares by the selling stockholders in this offering. Any proceeds received by NaviSite in connection with the exercise of warrants to purchase common stock by the selling stockholders will be used for general corporate and working capital purposes.

Selling Stockholders:	Several of the selling stockholders have reduced the number of shares offered by them or have declined to participate in the offering. The percentage ownership in the table below is based on 29,324,529 shares of common stock outstanding as of December 29, 2006 and applicable Securities and Exchange Commission rules.

				Shares of
	Number of Shares of Common			Common Stock		Number of
	Stock Beneficially Owned		Number of	Beneficially Owned		Shares
	Prior to the Offering		Shares of	After the Offering		Offered
Name of Selling			Common Stock			Pursuant to
Stockholder	Number	Percent	Being Offered	Number	Percent	Over-Allotment
Atlantic Investors, LLC	18,496,602	60.2%	2,140,123	16,356,479	52.8%	1,260,651
Hewlett-Packard Financial Services Company	4,416,592	15.1%	4,416,592	—	—	—
SPCP Group, L.L.C.	2,636,200	8.2%	187,500	2,448,700	7.3%	28,125
SPCP Group III LLC	878,733	2.9%	62,500	816,233	2.6%	9,375
Waythere, Inc.	2,247,634	7.7%	1,847,634	400,000	1.3%	—

Lock-ups:	The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that the members of NaviSite’s Board of Directors, its executive officers and the selling stockholders have entered into with the underwriters. Lock-up agreements with NaviSite’s directors and executive officers will restrict holders of approximately 2,300,000 shares of NaviSite’s common stock from selling, pledging or otherwise disposing of their shares for a period of 90 days after the date of the prospectus relating to this offering without the prior written consent of CIBC World Markets Corp. and Thomas Weisel Partners LLC. Lock-up agreements with the selling stockholders, other than Waythere, Inc. and SPCP Group, L.L.C. and SPCP Group III LLC, will restrict them from selling, pledging or otherwise disposing of an aggregate of approximately 23,000,000 shares of NaviSite’s common stock for a period of 270 days following the date of the prospectus relating to this offering, except that 90 days after the date of the prospectus relating to this offering, the lock-up will no longer apply to a total of 1,000,000 shares of common stock held by each selling stockholder and 180 days after the date of the prospectus relating to this offering, the lock-up will no longer apply to a total of 2,000,000 shares of common stock held by each selling stockholder. A lock-up agreement with Waythere, Inc. restricts it from selling, pledging or otherwise disposing of an aggregate of approximately 2,200,000 shares of NaviSite’s common stock for a period ending on the earliest of (a) January 31, 2007; (b) the date on which NaviSite notifies the selling stockholders that it is no longer contemplating consummating an offering prior to January 31, 2007; and (c) the date on which this offering is consummated. A lock-up agreement with SPCP Group, L.L.C. and SPCP Group III LLC restricts them from selling, pledging or otherwise disposing of an aggregate of approximately 3,500,000 shares of NaviSite’s common stock for a period of approximately 180 days beginning December 15, 2006. However, CIBC World Markets Corp. and Thomas Weisel Partners LLC may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements at any time. Upon the expiration of the lock-up agreements, approximately 20,000,000 shares of NaviSite’s common stock previously covered by the lock-up agreements, including 400,000 shares held by Waythere, Inc. that are not being sold in this offering, will be eligible for sale into the public market under Rule 144 of the Securities Act of 1933, as amended.

Underwriters:	CIBC World Markets Corp. Thomas Weisel Partners LLC

CUSIP:	63935M 20 8
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll free at 1-866-895-5637 or by emailing the request to CIBC World Markets Corp. at useprospectus@us.cibc.com.

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